UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated March 20, 2019, announcing the Company’s final financial results for the full year ended December 31, 2018.

The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: March 22, 2019

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Wednesday 20 March 2019 – 10 p.m. CET _________________________________

EURONAV ANNOUNCES FINAL YEAR RESULTS 2018

HIGHLIGHTS

●	Counter cyclical merger with Gener8 Maritime successfully completed
●	Challenging freight market for crude oil tanker industry with reduced OPEC-driven production and excess supply of large tankers
●	Highest level of older tonnage recycling since 1985 with VLCC rates returning to longer term averages during Q4
●	Long haul destinations increasingly dominant, tightening tanker market in latter half 2019
●	Returns to shareholder policy via minimum fixed dividend of USD 0.12 per share augmented with share buyback
●	Balance sheet strength retained with substantial liquidity to navigate the cycle

ANTWERP, Belgium, 20 March 2018 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today reported its final financial results for the full year to 31 December 2018.

Paddy Rodgers, CEO of Euronav said: “For most of the year Euronav faced one of the most difficult and challenging freight markets the tanker industry has experienced in recent times. A combination of reduced cargo supply from self-imposed OPEC production cuts and excess supply of large tankers provided sustained downward pressure on freight rates until the final quarter of the year. The difficult trading environment had the benefit of driving a rebalancing between vessel supply and demand with fleet maturity which we believe has now returned to longer term averages. In our view, the recovery in freight rates during Q4 and into 2019 indicates the dynamic between supply and demand is near equilibrium.”

According to the IEA, global oil demand growth will remain at relatively strong levels in 2019, with the average daily oil demand surpassing 100 million barrels per day for the first time. Incremental demand will come predominantly from China and India, but also from the US. Another important contributor to incremental supply in 2019 is Brazil, where delays to a number of projects that were due to commence production last year have pushed the incremental barrels into 2019. This geographical imbalance of incremental demand and supply is positive for the crude tanker markets as long haul travels will take capacity out of the market with a tightening effect.

In terms of fleet growth the first half of 2019 is expected to see a large influx of newbuildings in the VLCC segment, while the Suezmax market is expecting a more moderate newbuilding programme. We believe that a number of market factors will help to absorb these new ships, such as increased demand for large tankers due to the expansion in US exports, vessels going into countercyclical dry-docking to retrofit scrubbers, and that there is a potential for an increased number of vessels going into storage as the market prepares for the IMO 2020 deadline. Recycling activity is also anticipated to continue in 2019 as the global fleet age is now back to longer term average levels.

PRESS RELEASE Regulated information Wednesday 20 March 2019 – 10 p.m. CET _________________________________

All things considered, 2019 is expected to present a turning point in the freight market. The market appears to be reaching a point of equilibrium in terms of fundamentals with tanker owners able to benefit from the freight rate improvements that a more balanced tanker market tends to present.

2018 Key figures

The most important key figures are:

(in thousands of USD)	Fourth Quarter 2018	Fourth Quarter 2017	Full Year 2018	Full Year 2017

Revenue	236,107	117,978	600,024	513,368
Other operating income	1,237	1,020	4,775	4,902

Voyage expenses and commissions	(44,492)	(14,257)	(141,416)	(62,035)
Vessel operating expenses	(53,812)	(33,952)	(185,792)	(150,427)
Charter hire expenses	(7,844)	(7,844)	(31,114)	(31,173)
General and administrative expenses	(15,977)	(13,736)	(66,232)	(46,868)
Net gain (loss) on disposal of tangible assets	(237)	36,518	18,865	15,511
Impairment on non-current assets held for sale	(2,995)	−	(2,995)	−
Depreciation	(78,483)	(56,427)	(270,693)	(229,872)

Net finance expenses	(23,828)	(12,059)	(74,389)	(43,463)
Gain on bargain purchase	(13,202)	−	23,059	−
Share of profit (loss) of equity accounted investees	3,783	2,053	16,076	30,082
Result before taxation	257	19,294	(109,832)	25

Tax benefit (expense)	22	61	(238)	1,358
Profit (loss) for the period	279	19,355	(110,070)	1,383

Attributable to: Owners of the company	279	19,355	(110,070)	1,383

The contribution to the result is as follows:

(in thousands of USD)	Fourth Quarter 2018	Fourth Quarter 2017	Full Year 2018	Full Year 2017

Tankers	(3,284)	17,499	(125,930)	(28,485)
FSO	3,563	1,856	15,860	29,868
Result after taxation	279	19,355	(110,070)	1,383

PRESS RELEASE Regulated information Wednesday 20 March 2019 – 10 p.m. CET _________________________________

Information per share:

(in USD per share)	Fourth Quarter 2018	Fourth Quarter 2017	Full Year 2018	Full Year 2017

Weighted average number of shares (basic) *	218,999,367	158,166,534	191,994,398	158,166,534
Result after taxation	0.00	0.12	(0.57)	0.01

* The number of shares issued on 31 December 2018 is 220,024,713.

EBITDA reconciliation (unaudited):

(in thousands of USD)	Fourth Quarter 2018	Fourth Quarter 2017	Full Year 2018	Full Year 2017

Profit (loss) for the period	279	19,355	(110,070)	1,383
+ Depreciation	78,483	56,427	270,693	229,872
+ Net finance expenses	23,828	12,059	74,389	43,463
+ Tax expense (benefit)	(22)	(61)	238	(1,358)

EBITDA	102,568	87,780	235,250	273,360

+ Depreciation equity accounted investees	4,555	4,555	18,071	18,071
+ Net finance expenses equity accounted investees	1,318	(14)	3,635	829
+ Tax expense (benefit) equity accounted investees	354	3,365	1,598	1,488

Proportionate EBITDA	108,795	95,686	258,554	293,748

Proportionate EBITDA per share:

(in USD per share)	Fourth Quarter 2018	Fourth Quarter 2017	Full Year 2018	Full Year 2017

Weighted average number of shares (basic)	218,999,367	158,166,534	191,994,398	158,166,534
Proportionate EBITDA	0.50	0.60	1.35	1.86

All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards).
The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.

Procedures of the independent auditor:

The statutory auditor, KPMG Bedrijfsrevisoren - Réviseurs d’Entreprises, represented by Patricia Leleu, has confirmed that the audit procedures, which have been substantially completed, have not revealed any material misstatement in the accounting information included in the Company’s annual announcement.

PRESS RELEASE Regulated information Wednesday 20 March 2019 – 10 p.m. CET _________________________________

2018 Dividend

The Board and Management of Euronav are proposing to pay a final cash dividend of USD 6c per share subject to shareholder approval at the AGM on May 9th 2019. This payment covers the second half of the financial year to December 2018. This payment is part of Euronav’s fixed dividend policy of USD 12c per year reflecting the fixed income streams from our long term time charter contracts and FSO operation.

The Company will return USD 17.1 million comprising a cash dividend of USD 13.2 million (6c per share) and USD 3.9 million (1.5c per share) in the form of share buyback that took place in the second half of 2018.

Euronav has subsequently returned an additional USD 16.4 million (equivalent to 7c per share) to shareholders so far during calendar 2019 in the form of share buyback. This return of value should be considered as part of the total return to shareholders alongside the fixed cash dividend. Our fixed dividend policy of paying a cash dividend of USD 12 c per share per annum remains in place. Any subsequent returns via either share buyback or additional cash dividends will be at the discretion of the Board and Management reflecting the tanker market outlook and cash earnings.

According to the Company’s dividend policy, it will be proposed to the Annual Shareholder’s meeting of 9 May 2019 to distribute a gross dividend in the amount of USD 0.06 per share to all shareholders. Subject to shareholder approval, this would bring the total gross dividend paid in relation to 2018 to USD 0.12. Taking into account the gross dividend of USD 0.06 per share already paid in October 2018, a balance of a gross amount of USD 0.06 per share will be payable as from 24 May 2019. The share will trade ex-dividend as from 15 May 2019 (record date 16 May 2019). The dividend to holders of Euronav shares listed and tradeable on Euronext Brussels will be paid in EUR at the USD/EUR exchange rate of the record date.

Share purchases
As part of its capital allocation strategy, Euronav has the option of buying its own shares back should the Board and Management believe that there is a substantial value disconnect between the share price and the real value of the Company. This return of capital is in addition to the fixed dividend of USD 0.12 per share paid each year. On 31 December 2018 the Company had purchased 545,486 of its own shares on Euronext Brussels. Following these transactions, the Company owned 1,237,901 own shares (0.56% of the total outstanding shares) at year-end.

The Company started buying back shares on 19 December 2018 and has announced several additional share buybacks since 2 January 2019. Euronav may continue to buy back its own shares opportunistically. The extent to which it does and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

PRESS RELEASE Regulated information Wednesday 20 March 2019 – 10 p.m. CET _________________________________

Preparation for IMO 2020
Euronav wholeheartedly embraces the IMO 2020 regulations – the Company wants to adopt the new regulation properly, universally and without delay. Euronav continues to work closely with suppliers and producers on alternative mechanisms in which to capture volatility in the prices and differentials between HFO and LSFO and retains a very strong balance sheet providing optionality and flexibility to address the challenges of implementing IMO 2020. Furthermore, the Company notes that an increasing number of jurisdictions have decided to ban open-loop scrubbers in order to preserve the environment where it can easily be regulated. For further details on our positioning and preparation please visit the investor section at our website www.euronav.com.

 2018, the year in which Euronav NV and Gener8 Maritime, Inc. concluded their merger

On 12 June 2018, Euronav successfully concluded its merger with Gener8 Maritime, Inc. following the approval by the shareholders meeting of Gener8 Maritime, Inc. on 11 June 2018. On 13 June, Euronav announced that it had successfully concluded the merger with Gener8 Maritime. Euronav received the award for ‘Deal of the Year 2018’ for this merger at the Lloyds List Global Awards in London. The merger with Gener8 was a challenging transaction from an operational, financial and legal perspective.
Some key highlights:

May
On 16 May 2018 Gener8 Maritime, Inc. announced their special shareholders’ meeting to vote on the proposed merger with Euronav as contemplated by the previously announced merger agreement.

June
On 11 June 2018 Euronav NV and Gener8 Maritime, Inc. announced that Gener8’s shareholders approved the merger between the two companies by which, upon the closing of the merger, Gener8 became a wholly-owned subsidiary of Euronav. Holders of 81% of the outstanding shares of Gener8 cast their vote, of which 98% approved the merger.

On 13 June 2018 Euronav announced that it had successfully concluded the merger with Gener8 Maritime. The 60.9 million new shares issued to Gener8 shareholders as consideration for the transaction began trading on the NYSE. It marked an important milestone in the continued development of Euronav. Completing this transaction provided the crude tanker market with a global player of substantial size, accommodating clients’ demand for flexibility and scale solutions to their transportation requirements.

In conjunction with the merger with Gener8 Maritime, Inc., Euronav sold six VLCCs to International Seaways for a total consideration of USD 434 million which included USD 123 million in cash and USD 311 million in the form of assumption of the outstanding debt related to the vessels. The six vessels were the Gener8 Miltiades (2016 - 301,038 dwt), Gener8 Chiotis (2016 - 300,973 dwt), Gener8 Success (2016 - 300,932 dwt), Gener8 Andriotis (2016 - 301,014 dwt), Gener8 Strength (2015 - 300,960 dwt) and Gener8 Supreme (2016 - 300,933 dwt).

PRESS RELEASE Regulated information Wednesday 20 March 2019 – 10 p.m. CET _________________________________

Other Euronav highlights in 2018

January
On 23 January 2018 Euronav was selected from ten sectors and the only Belgian listed company to join the inaugural 2018 Bloomberg International Gender-Equality Index. The reference index measures gender equality across internal company statistics, employee policies, external community support and engagement, and gender-conscious product offerings.

March
On 26 March 2018 Suezmax Cap Quebec (2018 - 156,600 dwt) was delivered into the Euronav fleet. This vessel was the first of four Ice Class Suezmax vessels progressively starting seven-year contracts with a leading global refinery player from delivery during 2018. When taking delivery of the Cap Quebec, the Company paid USD 45.5 million (including the final instalment).

April
On 25 April 2018, Euronav took delivery of the Cap Pembroke (2018 - 156,600 dwt) against the payment of the remaining instalments of USD 43.5 million in aggregate. This vessel was the second of four Ice Class Suezmax vessels progressively starting seven-year contracts with a leading global refinery player from delivery during 2018.

June
On 8 June 2018 Euronav sold the Suezmax Cap Jean (1998 - 146,643 dwt) for USD 10.6 million. The Company recorded a capital gain of approximately USD 10.6 million. The sale of the Cap Jean was part of a fleet rejuvenation program.

On 29 June 2018 Euronav Tankers NV acquired the VPlus Seaways Laura Lynn (2003 – 441,561 dwt) from Oceania Tanker Corporation, a subsidiary of International Seaways for USD 32.5 million. Euronav renamed the VPlus as Oceania and registered it under the Belgian flag. The Seaways Laura Lynn was the only other Vplus in the global tanker fleet - Euronav was also owner of the other one, the Europe (2002 - 442,470 dwt), providing the company with a significant strategic opportunity.

August
On 8 August 2018 Euronav took delivery of the third Suezmax the Cap Port Arthur (2018 - 156,600 dwt) against the payment of the remaining instalments of USD 43.5 million in aggregate. This vessel was one of the four orders that were accompanied by seven-year time charter contracts.

On 23 August 2018 Euronav sold the Suezmax Cap Romuald (1998 - 146,640 dwt) for USD 10.6 million. The Company recorded a capital gain of approximately USD 9 million. The sale of the Cap Romuald was part of a fleet rejuvenation program.

On 29 August 2018 Euronav took delivery of the Cap Corpus Christi (2018 - 156,600 dwt) against the payment of the remaining instalments of USD 43,5 million in aggregate.

PRESS RELEASE Regulated information Wednesday 20 March 2019 – 10 p.m. CET _________________________________

October
On 31 October 2018 Euronav sold the Suezmax vessel Felicity (2009 - 157,667 dwt) to a global supplier and operator of offshore floating platforms. A capital loss on the sale of approximately USD 3.0 million was recorded in Q4 2018. The cash generated on this transaction after repayment of debt was USD 21.1 million. The vessel was delivered to her new owners and would be converted into an FPSO and therefore leave the worldwide trading fleet in 2019. The sale - the eighth vessel successfully introduced by Euronav into an offshore project - demonstrated Euronav’s capability to generate value for its stakeholders and reflected its reputation for providing high quality operational tonnage for the offshore sector.

November
On 1st of November 2018 Euronav sold the LR1 vessel Genmar Companion (2004 - 72,768 dwt). A capital loss on the sale of approximately USD 0.2 million has been recorded in Q4 2018. The cash generated on this transaction after repayment of debt was USD 6.3 million. The vessel was delivered to her new owners 29 November 2018. The LR1 Genmar Companion joined the Euronav fleet as part of the Gener8 merger in June 2018 and was always a non-core asset to the Company.

December
On 19 December, the Company initiated a programme to buy back its own shares opportunistically, as part of a capital allocation strategy. The extent to which it does and the timing of these purchases depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

PRESS RELEASE Regulated information Wednesday 20 March 2019 – 10 p.m. CET _________________________________

Events occurred after the end of the financial year ending
31 December 2018

On 17 January 2019 Euronav was again included in the Bloomberg International Gender-Equality Index. The reference index measures gender equality across internal company statistics, employee policies, external community support and engagement, and gender-conscious product offerings. Recognition by Bloomberg is an important accreditation to our Company on the continued progress made in supporting and maintaining gender equality throughout Euronav.

On 4 February 2019 Euronav’s CEO Paddy Rodgers announced his decision to step down from his role as CEO during 2019. Euronav commenced a recruitment process for a new CEO with Paddy remaining in his position until a successor is appointed to facilitate an efficient transition period. Paddy is leaving Euronav in a strong position with sector low leverage, substantial liquidity and operational flexibility to take on the challenges from the tanker market going forward. Euronav’s strategy remains unchanged and the Board and Management team look forward to building on the legacy created by Paddy.

On 20 February 2019 Euronav sold the LR1 Genmar Compatriot (2004 – 72,768 dwt) for USD 6.75 million. The Company will record a capital gain of approximately USD 0.4 million in the second quarter. The LR1 Genmar Compatriot joined the Euronav fleet as part of the Gener8 merger in June 2018 and was always a non-core asset to the Company. The vessel will be delivered to her new owners in the course of April 2019, after which the Euronav owned and operated fleet will consist of 72 vessels.

Since the start of 2019, Euronav continued to buy back its own shares and today owns a total of 3,144,172 shares (1.43% of the total outstanding shares).

Financial calendar 2019

Tuesday 2 April 2019
Annual report 2018 available on website

Wednesday 24 April 2019
Announcement of first quarter results 2019

Thursday 9 May 2019
Annual General Meeting of Shareholders 2019

Thursday 8 August 2019
Announcement of final half year results 2019

PRESS RELEASE Regulated information Wednesday 20 March 2019 – 10 p.m. CET _________________________________

Tuesday 13 August 2019
Half year report 2019 available on website

Tuesday 29 October 2019
Announcement of third quarter results 2019

Thursday 23 January 2020
Announcement of fourth quarter results 2019

The Board of Directors, represented by Carl Steen, its Chairman, and the Executive Committee, represented by Paddy Rodgers, Chief Executive Officer, and Hugo De Stoop, Chief Financial Officer, hereby confirm, in the name and for account of Euronav that, to the best of their knowledge the consolidated financial statements as of and for the year ended 31 December 2018 presented herein were established in accordance with applicable accounting standards (IFRS as adopted by the EU) and give a true and fair view, as defined by these standards, of the assets, liabilities, financial position and results of Euronav NV.

On behalf of the Board of Directors:

Paddy Rodgers	Carl Steen
Chief Executive Officer	Chairman of the Board of Directors

PRESS RELEASE Regulated information Wednesday 20 March 2019 – 10 p.m. CET _________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

*
*  *

PRESS RELEASE Regulated information Wednesday 20 March 2019 – 10 p.m. CET _________________________________

Contact:
Brian Gallagher – Head of IRC
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Annual Report 2018 available on website:  Tuesday, 2 April 2019

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 ULCCs, 43 VLCCs, 25 Suezmaxes and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Consolidated statement of financial position
(in thousands of USD)

	December 31, 2018	December 31, 2017 *
ASSETS

Non-current assets
Vessels	3,520,067	2,271,500
Assets under construction	−	63,668
Other tangible assets	1,943	1,663
Intangible assets	105	72
Receivables	38,658	160,352
Investments in equity accounted investees	43,182	30,595
Deferred tax assets	2,255	2,487

Total non-current assets	3,606,210	2,530,337

Current assets
Trade and other receivables	305,726	136,797
Current tax assets	282	191
Cash and cash equivalents	173,133	143,648
Non-current assets held for sale	42,000	−

Total current assets	521,141	280,636

TOTAL ASSETS	4,127,351	2,810,973

EQUITY and LIABILITIES

Equity
Share capital	239,148	173,046
Share premium	1,702,549	1,215,227
Translation reserve	411	568
Hedging reserve	(2,698)	−
Treasury shares	(14,651)	(16,102)
Retained earnings	335,764	473,622

Equity attributable to owners of the Company	2,260,523	1,846,361

Non-current liabilities
Bank loans	1,421,465	653,730
Other notes	148,166	147,619
Other payables	1,451	539
Employee benefits	4,336	3,984
Provisions	4,288	−

Total non-current liabilities	1,579,706	805,872

Current liabilities
Trade and other payables	87,225	61,355
Current tax liabilities	41	11
Bank loans	138,537	47,361
Other borrowings	60,342	50,010
Provisions	977	3

Total current liabilities	287,122	158,740

TOTAL EQUITY and LIABILITIES	4,127,351	2,810,973

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.

Consolidated statement of profit or loss
(in thousands of USD except per share amounts)

	2018	2017
	Jan. 1 - Dec 31, 2018	Jan. 1 - Dec 31, 2017 *
Shipping income
Revenue	600,024	513,368
Gains on disposal of vessels/other tangible assets	19,138	36,538
Other operating income	4,775	4,902
Total shipping income	623,937	554,808

Operating expenses
Voyage expenses and commissions	(141,416)	(62,035)
Vessel operating expenses	(185,792)	(150,427)
Charter hire expenses	(31,114)	(31,173)
Loss on disposal of vessels/other tangible assets	(273)	(21,027)
Impairment on non-current assets held for sale	(2,995)	−
Depreciation tangible assets	(270,582)	(229,777)
Depreciation intangible assets	(111)	(95)
General and administrative expenses	(66,232)	(46,868)
Total operating expenses	(698,515)	(541,402)

RESULT FROM OPERATING ACTIVITIES	(74,578)	13,406

Finance income	15,023	7,266
Finance expenses	(89,412)	(50,729)
Net finance expenses	(74,389)	(43,463)

Gain on bargain purchase	23,059	−
Share of profit (loss) of equity accounted investees (net of income tax)	16,076	30,082

PROFIT (LOSS) BEFORE INCOME TAX	(109,832)	25

Income tax benefit (expense)	(238)	1,358

PROFIT (LOSS) FOR THE PERIOD	(110,070)	1,383

Attributable to:
Owners of the company	(110,070)	1,383

Basic earnings per share	(0.57)	0.01
Diluted earnings per share	(0.57)	0.01

Weighted average number of shares (basic)	191,994,398	158,166,534
Weighted average number of shares (diluted) **	191,994,398	158,297,057

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.
** At December 31, 2018, 236,590 options were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive.

Consolidated statement of comprehensive income
(in thousands of USD)

	2018	2017
	Jan. 1 - Dec 31, 2018	Jan. 1 - Dec 31, 2017 *

Profit/(loss) for the period	(110,070)	1,383

Other comprehensive income/(expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	120	64

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(157)	448
Cash flow hedges - effective portion of changes in fair value	(2,698)	−
Equity-accounted investees - share of other comprehensive income	(459)	483

Other comprehensive income/(expense), net of tax	(3,194)	995

Total comprehensive income/(expense) for the period	(113,264)	2,378

Attributable to:
Owners of the company	(113,264)	2,378

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.

Consolidated statement of changes in equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2017	173,046	1,215,227	120	−	(16,102)	515,665	1,887,956

Profit (loss) for the period	−	−	−	−	−	1,383	1,383
Total other comprehensive income	−	−	448	−	−	547	995
Total comprehensive income	−	−	448	−	−	1,930	2,378

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	−	(44,286)	(44,286)
Equity-settled share-based payment	−	−	−	−	−	313	313
Total transactions with owners	−	−	−	−	−	(43,973)	(43,973)

Balance at December 31, 2017	173,046	1,215,227	568	−	(16,102)	473,622	1,846,361

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2018	173,046	1,215,227	568	−	(16,102)	473,622	1,846,361

Adjustment on initial application of IFRS 15 (net of tax)	−	−	−	−	−	(1,729)	(1,729)
Adjustment on initial application of IFRS 9 (net of tax)	−	−	−	−	−	(16)	(16)
Balance at January 1, 2018 adjusted *	173,046	1,215,227	568	−	(16,102)	471,877	1,844,616

Profit (loss) for the period	−	−	−	−	−	(110,070)	(110,070)
Total other comprehensive income/(expense)	−	−	(157)	(2,698)	−	(339)	(3,194)
Total comprehensive income/(expense)	−	−	(157)	(2,698)	−	(110,409)	(113,264)

Transactions with owners of the company
Issue of ordinary shares related to business combinations	66,102	487,322	−	−	−	−	553,424
Dividends to equity holders	−	−	−	−	−	(22,629)	(22,629)
Treasury shares acquired	−	−	−	−	(3,955)	−	(3,955)
Treasury shares sold	−	−	−	−	5,406	(3,112)	2,294
Equity-settled share-based payment	−	−	−	−	−	37	37
Total transactions with owners	66,102	487,322	−	−	1,451	(25,704)	529,171

Balance at December 31, 2018	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated but the opening balance of 2018 has been adjusted following the application of IFRS 15 on Revenue Recognition.

Consolidated statement of cash flows
(in thousands of USD)

	2018	2017
	Jan. 1 - Dec 31, 2018	Jan. 1 - Dec 31, 2017 *
Cash flows from operating activities
Profit (loss) for the period	(110,070)	1,383

Adjustments for:	289,311	225,527
Depreciation of tangible assets	270,582	229,777
Depreciation of intangible assets	111	95
Impairment on non-current assets held for sale	2,995	−
Provisions	(42)	(160)
Tax (benefits)/expenses	239	(1,358)
Share of profit of equity-accounted investees, net of tax	(16,076)	(30,082)
Net finance expense	74,389	43,463
(Gain)/loss on disposal of assets	(18,865)	(15,511)
Equity-settled share-based payment transactions	37	313
Amortization of deferred capital gain	(1,000)	(1,010)
Gain on bargain purchase	(23,059)	−

Changes in working capital requirements	(114,533)	22,083
Change in cash guarantees	33	(52)
Change in trade receivables	(23,589)	5,938
Change in accrued income	(6,393)	(1,499)
Change in deferred charges	(3,413)	(3,648)
Change in other receivables	(77,876)	28,773
Change in trade payables	(8,181)	1,165
Change in accrued payroll	(11,000)	1,014
Change in accrued expenses	18,839	(6,727)
Change in deferred income	(2,265)	(3,726)
Change in other payables	(1,304)	18
Change in provisions for employee benefits	616	827

Income taxes paid during the period	(67)	11
Interest paid	(67,209)	(39,595)
Interest received	3,409	636
Dividends received from equity-accounted investees	−	1,250

Net cash from (used in) operating activities	841	211,295

Acquisition of vessels	(237,476)	(176,687)
Proceeds from the sale of vessels	26,762	96,880
Acquisition of other tangible assets and prepayments	(588)	(1,203)
Acquisition of intangible assets	(1)	(11)
Proceeds from the sale of other (in)tangible assets	−	29
Loans from (to) related parties	134,097	40,750
Net cash received from business combinations	126,288	−
Proceeds from sale of subsidiaries	140,960	−

Net cash from (used in) investing activities	190,042	(40,242)

(Purchase of) Proceeds from sale of treasury shares	(1,661)	−
Proceeds from new borrowings	983,882	526,024
Repayment of borrowings	(1,115,894)	(710,993)
Transaction costs related to issue of loans and borrowings	(3,849)	(5,874)
Dividends paid	(22,643)	(44,133)

Net cash from (used in) financing activities	(160,165)	(234,976)

Net increase (decrease) in cash and cash equivalents	30,718	(63,923)

Net cash and cash equivalents at the beginning of the period	143,648	206,689
Effect of changes in exchange rates	(1,233)	882

Net cash and cash equivalents at the end of the period	173,133	143,648

of which restricted cash	79	115

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.